YUKOS

YUKOS OIL COMPANY

02034886

82-4209

File No. 141416

SUPPL

SEC MAIL PROCESSING
RECEIVED
JUN 10 2002
WASH. D.C. 155 SECTION

Securities and Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street
Washington, D.C. 20549
United States of America

April ___, 2002

Attn: Special Counsel/Office of International Corporate Finance

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

Ladies and Gentlemen:

This submission is being made by YUKOS, an open joint stock company created and existing in accordance with the laws of the Russian Federation (the "Company"), as part of the Company's obligations required to maintain the exemption granted to the Company from the reporting requirements of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12g3-2(b) promulgated thereunder ("Rule 12g3-2(b)").

Attached hereto are Annexes (1): brief descriptions of material events affecting the Company's business; (2): Minutes of voting at a Board of Directors meeting; (3): English summaries of press releases that were made public and available to shareholders and published in the mass media and on the Company's Internet site. Annexes 1 and 2 are required to be filed by the Company with the Federal Commission for the Securities Market of the Russian Federation (FCSM).

Sincerely,

dlw 6/17

26, Ulansky lane, Moscow, 103045, Russia
Phone: (7-095) 232-3161, fax: (7-095) 232-3160

Annex 1

Brief descriptions of material events affecting the Company's business

1. Data on changes in the list of legal persons in which the Company owns a share of participation: message of February 28, 2002 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Research Institute for Aircraft Industry Economics "from 59,1% to 60,98%; message serial number in accordance with FCSM classification -0400198A28022002.

2. Data on changes in the list of shareholders of the Company: message of February 22, 2002 on a change in the share held by Deutsche bank (Moscow), Ltd in the Company's charter capital from 9.1912% to 10.1970%; message serial number in accordance with FCSM classification - 0300198A22022002.

3. Data on changes in the list of persons which have 5 percent or more votes in the top management body of the Company: message of February 22, 2002 on a change in the share held by Deutsche bank (Moscow), Ltd in the Company's top management body from 9.1912% to 10.1970%; message serial number in accordance with FCSM classification -0500198A22022002.

4. Data on changes in the list of legal persons in which the Company owns a share of participation: message of February 11, 2002 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Angarskneftekhimproekt" from 0% to 38%; message serial number in accordance with FCSM classification - 0400198A11022002.

5. Data on changes in the list of legal persons in which the Company owns a share of participation: message of February 08, 2002 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the "YUKOS SNG Investment", Ltd from 0% to 100%; message serial number in accordance with FCSM classification -0400198A08022002.

6. Data on changes in the list of legal persons in which the Company owns a share of participation: message of February 05, 2002 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the "Sibirskaya Internet Kompaniya", Ltd from 99.99% to 48.99%; message serial number in accordance with FCSM classification - 0400198A05022002.

7. Data on changes in the list of legal persons in which the Company owns a share of participation: message of January 31, 2002 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Neftemarket" from 29.99% to 34.34%; message serial number in accordance with FCSM classification - 0400198A31012002.

8. Data on changes in the list of legal persons in which the Company owns a share of participation: message of January 28, 2002 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the "TopMaster-Kantry", Ltd from 0% to 100%; message serial number in accordance with FCSM classification - 0400198A28012002.

9. Data on changes in the list of legal persons in which the Company owns a share of participation: message of January 17, 2002 on a change in the share held by the Open Joint Stock Company "NK YUKOS" in the charter capital of the Open Joint Stock Company "Vostochnaya Neftyanaya Kompaniya" (Eastern Oil Company) from 54.72% to 55.95 %; message serial number in accordance with FCSM classification - 0400198A17012002.

Annex 2

Minutes of voting at Board of Directors meeting

Date of emergence of fact (event, action): 12.02.2002
Code of fact (event, action): 1300198A12022002

Date of Board of Directors meeting at which the decisions were adopted: 07.02.2002.

Total number of members of Board of Directors on list - 14.
Members of Board of Directors taking part in the voting:
S.V. Muravlenko – Chairman of the Board of Directors

Yu.A. Golubev
R.K. Gupta
K.G. Kaganovsky
V.A. Kazakov
V.I. Karasev
A.E. Kontorovich
J. Kosciusko-Morizet
S.C. Carey
B. Lozé
Yu.P. Pokholkov
M. Soublin
A.V. Temerko
M.B. Khodorkovsky

A quorum for the adoption of decisions exists.

Complete wording of decisions adopted in accordance with the minutes of the meeting of the Board of Directors and the results of the voting:

On the first question:

1.1. Upon the proposal of the company "YUKOS Universal Limited" – a shareholder owning 118,906,232 (one hundred and eighteen million, nine hundred and six thousand, two hundred and thirty-two) registered common shares of the "YUKOS" Oil Company" OJSC (5.3% of voting shares), to include the following candidates in the list of nominees for voting in elections to the membership of the Board of Directors of the Company at the annual general meeting of shareholders:

S.V. Muravlenko
M.B. Khodorkovsky
Yu.A. Golubev
R.K. Gupta
K.G. Kaganovsky
A.E. Kontorovich
J. Kosciusko-Morizet
S. Carey
B. Lozé
Yu.P. Pokholkov
M. Soublin
A.V. Temerko

1.2. Upon the proposal of a group of shareholders – the company "Lancrenan Investments Limited", the company "Protsvetaniye Holdings Limited", the company "Medvezhonok Holdings Limited", the company "Lorca Holding Limited", the company "Humboldt Services Limited", the company "BRUNSWICK RUSSIAN CAPITAL APPRECIATION FUND, LIMITED", the company "BRUNSWICK RUSSIAN GROWTH FUND, LIMITED", the company "Franklin Enterprises Limited", the company "Lindsell Enterprises Limited", the company "Postland Enterprises Limited" the company "Taft Enterprises Limited", the company "Pruett Enterprises Limited", the company "VEREO ASSETS LIMITED" the company "BERGO GRUPPE GmbH", together owning a total of 53,311,804 (fifty-three million, three hundred and eleven thousand, eight hundred and four) registered common shares of the "YUKOS" Oil Company" OJSC (2.38% of voting shares),
to include the following candidate in the list of nominees for voting in elections to the membership of the Board of Directors of the Company at the annual general meeting of shareholders:
Johan Matthias Westman

Results of the voting on the first question:
"FOR" - 14
"AGAINST" - none
"ABSTAINED" - none

On the second question:

Upon the proposal of the company "YUKOS Universal Limited" – a shareholder owning 118,906,232 (one hundred and eighteen million, nine hundred and six thousand, two hundred and thirty-two) registered common shares of the "YUKOS" Oil Company" OJSC (5.3% of voting shares), to include the following candidates in the list of nominees for voting in elections to the membership of the Internal Audit Commission at the annual general meeting of shareholders:

1. Galina Mikhailovna Antonova
2. Elena Vladimirovna Britkova
3. Natalia Ivanovna Ivanova
4. Pyotr Sergeyevich Zolotarev

5. Margarita Osval'dovna Serzhanova

Results of the voting on the second question:
"FOR" - 13
"AGAINST" - none
"ABSTAINED" - none

On the third question:

3.1. Upon the proposal of the company "YUKOS Universal Limited" – a shareholder owning 118,906,232 (one hundred and eighteen million, nine hundred and six thousand, two hundred and thirty-two) registered common shares of the "YUKOS" Oil Company" OJSC (5.3% of voting shares),
to include the following question on the agenda of the annual general meeting of shareholders: Determination of the numerical composition of the Board of Directors of the Company.

3.2. Upon the proposal of a group of shareholders – the company "Lancrenan Investments Limited", the company "Protsvetaniye Holdings Limited", the company "Medvezhonok Holdings Limited" the company "Lorca Holding Limited", the company "Humboldt Services Limited", the company "BRUNSWICK RUSSIAN CAPITAL APPRECIATION FUND, LIMITED", the company "BRUNSWICK RUSSIAN GROWTH FUND, LIMITED" the company "Franklin Enterprises Limited", the company "Lindsell Enterprises Limited", the company "Postland Enterprises Limited", the company "Taft Enterprises Limited" the company "Pruett Enterprises Limited", the company "VEREO ASSETS LIMITED", the company "BERGO GRUPPE GmbH", together owning a total of 53,311,804 (fifty-three million, three hundred and eleven thousand, eight hundred and four) registered common shares of the "YUKOS" Oil Company" OJSC (2.38% of voting shares),
to include the following question on the agenda of the annual general meeting of shareholders: Concerning elections of the Board of Directors of the Company.

Results of the voting on the second question:
"FOR" - 14
"AGAINST" - none
"ABSTAINED" - none

Director for Securities and Investments,
"YUKOS-Moscow", Ltd. -
managing company of the "YUKOS" Oil Company" OJSC
S.V. Liapunov

Annex 3

Lord Owen Appointed Chairman of YUKOS International UK

Moscow, March 4, 2002 – The YUKOS Oil Company is pleased to announce the appointment of Rt. Hon The Lord Owen as Chairman of YUKOS International UK, headquartered in London.

Lord Owen will take up the position effective immediately. He will focus on negotiations with European governments and prospective partners, and will guide the Company in its accelerated programme of expansion outside Russia.

Commenting on the announcement, the Chief Executive of YUKOS Oil, Mikhail Khodorkovsky, said: "I am delighted that Lord Owen is joining YUKOS. As a respected global statesman, he has the ability and experience to move YUKOS' European business into a new and exciting phase."

Lord Owen said: "YUKOS is one of Russia's most innovative and dynamic companies. It is at the vanguard of the new, modern Russia and is adopting global best practice across its businesses. It is successfully implementing a programme that will transform it into one of the world's leading energy companies. I am delighted to be joining at a time of such rapid development."

Notes to editors:

YUKOS International UK is the holding company for John Brown Hydrocarbons, Davy Process Technology, and YUKOS Services.

YUKOS Oil acquired John Brown Hydrocarbons and Davy Process Technology from Kvaerner in November 2001 for $ 100 million.

Lord Owen will remain on the Board of Abbott Laboratories Inc. in Chicago and Chairman of Middlesex Holding plc and Vice Chairman of EuropeSteel.com.

For more information please contact:

Hugo Erikssen
Director, International Information Department
YUKOS Oil Company
00 7 095 208 2419

YUKOS to acquire a 68% interest in Arctic Gas from BENTON Oil and Gas Company

Moscow, February 28, 2002 – The YUKOS Oil Company has signed a series of agreements under which it will purchase Benton Oil & Gas Company's 68% interest in the Arctic Gas Company, as well as an additional 20% from Arctic Gas' minority shareholders, with the result that YUKOS will end up holding an aggregate of 88% of Arctic Gas's total outstanding shares. The total purchase price for the Benton Oil & Gas Company's interest is approximately $190 million, including the repayment of certain Arctic Gas liabilities. YUKOS has also assumed Benton's obligations to provide or arrange for up to $100 million of financing to Arctic Gas. The remaining 12% interest in Arctic Gas is held by Gazprom. The acquisition remains subject to the approval of the Ministry for Antimonopoly Policy and Support for Entrepreneurship of the Russian Federation.

'The acquisition of a large stake in the Arctic Gas Company will enable YUKOS to significantly increase production so that we will be producing 15 billion cubic meters of gas a year by 2005, in line with the Company's development strategy," said YUKOS EP President Yuri Beilin.

Arctic Gas holds exploration and development licenses for the Samburgskoye, Neponyatnoye, Severo-Esetinskoye, Urengoyskoye, Vostochno-Urengoyskoye, and Evo-Yakhinskoye fields in the Yamalo-Nenets Autonomous Area.

It is anticipated that during 2002, annual production at the Samburgskoye field will reach 1 billion cubic meters of gas and 300,000 tons of condensate. The production level is expected to increase 2.5 times by 2005.

Commercial operations in the Evo-Yakhinsky field are to start up in 2004, and by 2005, annual production will reach 1 billion cubic meters of gas and 200,000 tons of condensate.

YUKOS estimates that the total recoverable proven reserves of its 88% interest in the Arctic Gas Company as of the end of 2000 are approximately 1.2 billion barrels of oil equivalent. Further exploration may increase this amount by as much as 4.4 billion BOE of recoverable reserves.

YUKOS reports third quarter and nine months 2001 consolidated US GAAP earnings

Moscow, February 21, 2002. The YUKOS Oil Company reported today its consolidated financial results for the third quarter and first nine months of 2001. Net income, excluding the effect of a change in income tax rates, was RUR 20.7 billion (USD 704 million) in the third quarter of 2001, or RUR 9.73 (USD 0.33) per share and RUR 65.1 billion (USD 2.2 billion), or RUR 30.75 (USD 1.05) per share for the first nine months of 2001. A reduction in Russian Federation income tax rates adopted during the third quarter and effective beginning January 1, 2002, created a one-time non-cash credit to income in the amount of RUR 24.9 billion (USD 847 million) due to a reduction in deferred taxes. Including the effects of the tax rate change, net

income totaled RUR 45.6 billion (USD 1,551 million) in the third quarter of 2001 and RUR 90.0 billion (USD 3.1 billion) in the first nine months of 2001. The corresponding per-share amounts are RUR 21.45 (USD 0.73) for the third quarter and RUR 42.52 (USD 1.45) for the first nine months of 2001.

Commenting on the results, YUKOS CEO Mikhail Khodorkovsky results said: "YUKOS is constantly working to strengthen its reputation for good corporate governance and the publication of ongoing quarterly reporting in US GAAP is a part of that commitment. We are pleased that the third quarter and nine months 2001 results continue to show one of the highest growth rates in the industry combined with competitive costs and high profitability indicators".

Net revenues (sales plus non-operating income less excise taxes, export duties, and distribution charges) for the third quarter were RUR 60.8 billion (USD 2.1 billion) and RUR 176.4 billion (USD 6.0 billion) for the first nine months of 2001. Capital expenditures totaled RUR 6.6 billion (USD 224 million) in the third quarter of 2001 and RUR 19.6 billion (USD 666 million) in the first nine months of the year.

The financial statements were prepared in accordance with US GAAP and have been reviewed by PriceWaterhouseCoopers. Comparative financial numbers for the third quarter and the first nine months of 2000 are not available since YUKOS only started publishing quarterly results as of the first quarter of 2001.

Operating environment

During the third quarter of 2001, YUKOS produced 15.0 million tons (109 million barrels) of crude oil. This represents a 19.1% increase over the same period of 2000 and a 4.6% increase over the second quarter of 2001. Crude oil production in the first nine months of the year was 42.7 million tons (312 million bbl) or 17.8% more than in the first nine months of 2000.

Total crude and product sales, including resale of purchased crude and products, increased 9.6% from 14.1 million tons (103 million barrels) in the second quarter of 2001, reaching a level of 15.4 million tons (113 million barrels) in the third quarter of 2001. Total crude and product sales in the first nine months of 2001 were 43.4 million tons (319 million barrels).

Crude oil exports, including resale of purchased crude, were 7.6 million tons (55 million barrels) in the third quarter of 2001 and 22.9 million tons (167 million barrels) during the first nine months of 2001. Exports of YUKOS' own crude (including railway and river shipments) amounted to 48% of total crude oil production in the third quarter of 2001, compared with 50% in the first nine months of 2001.

Exports of oil products in the third quarter of 2001 totaled 3.2 million tons (22 million barrels). Domestic sales of oil products were 4.5 million tons (35 million barrels). Exports of oil products in the first nine months of 2001 were 7.6 million tons (54 million barrels), while domestic sales of oil products were 12.5 million tons (95 million barrels).

Refining throughput for the third quarter of 2001 increased by 8.1% year-on-year and amounted to 7.4 million tons (54 million bbl). Refining throughput for the first nine months of 2001 increased by 10.6% to a level of 21.5 million tons (157 million barrels). Light product yield was 58% in the third quarter and 58.7% in the first nine months of 2001.

Realized prices, distribution charges, excise tax, and export duty expenses.

The average realized price for exported crude in the third quarter of 2001 was USD 174.00 per ton (USD 23.80 per barrel) in nominal US dollars, without effects of inflation accounting. The average realized price for exported crude in the first nine months 2001 was USD 173.30 per ton (USD 23.70 per barrel).

In the third quarter of 2001, the average realized export price for refined products was 174.40 per ton (USD 24.70 per barrel) in nominal US dollars. The average realized export price for refined products in the first nine months of 2001 was USD 181.10 per ton (USD 25.30 per barrel) in nominal US dollars, without effects of inflation accounting.

On the domestic oil product market, the realized price (in nominal price units, without effects of inflation accounting) was RUR 4,433 (USD 151.20) per ton in the third quarter of 2001. For the first nine months of 2001 the realized price was RUR 4,536 (USD 156.60) per ton.

Distribution expenses, excise taxes, and export duties totaled RUR 19.9 billion (USD 678 million) in the third quarter of 2001 and RUR 58.0 billion (USD 1,975 million) in the first nine months of 2001.

Continuing High Levels of Earnings and Cash Flow

Gross sales and other operating revenues were RUR 77.6 billion (USD 2.64 billion) in the third quarter of 2001 and RUR 228.3 billion (USD 7.77 billion) in the first nine months of 2001. Net revenues (sales plus non-operating income less excise taxes, export duties, and distribution charges) were RUR 60.8 billion (USD 2.07 billion) for the third quarter of 2001 and RUR 176.4 billion (USD 6.00 billion) for the first nine months of 2001.

Operating expenses were RUR 10.8 billion (USD 367 million) in the third quarter of 2001 and RUR 30.5 billion (USD 1,036 million) for the first nine months of the year.

Earnings before interest, taxes, depreciation, and amortization (EBITDA, defined as net revenues less costs and other deductions plus DD&A) for the third quarter of 2001 reached RUR 37.5 billion (USD 1.27 billion) and RUR 104.8 billion (USD 3.57 billion) for the first nine months of 2001. The EBITDA margin (defined as EBITDA divided by net revenues) was 62% in the third quarter of 2001 and 59% in the first nine months of 2001.

Depreciation, depletion, and amortization were RUR 3.3 billion (USD 111 million) in the third quarter of 2001 and RUR 8.3 billion (USD 282 million) in the first nine months of 2001.

Net income was adversely affected by accounting monetary losses recorded in accordance with hyperinflationary accounting procedures due to the high rate of domestic inflation in Russia during the reporting period. Monetary losses of RUR 1.3 billion (USD 43 million) were recorded in the third quarter, and monetary losses of RUR 11.9 billion (USD 406 million) were recorded in the first nine months of 2001.

Net cash flow from operations before changes in working capital was RUR 33.6 billion (USD 1.14 billion) in the third quarter 2001 and RUR 95.3 billion (USD 3.24 billion) in the first nine months of 2001.

Cash, cash equivalents, and marketable securities as of September 30, 2001 amounted to RUR 115.1 billion (USD 3.92 billion), compared to RUR 89.0 billion (USD 3.03 billion) as of December 31, 2000. Long-term and short-term debt was RUR 3.9 billion (USD 133 million) at

the end of the third quarter of 2001, compared with RUR 13.6 billion (USD 463 million) as of December 31, 2000.

Capital expenditures in the third quarter of 2001 totaled RUR 6.6 billion (USD 224 million), and RUR 19.6 billion (USD 666 million) in the first nine months of the year. Capital expenditures in upstream in the third quarter of the year were RUR 4.9 billion (USD 165 million), while downstream and other capex totaled RUR 1.7 billion (USD 59 million) for the quarter. Capital expenditures in upstream for the first nine months of the year were RUR 15.2 billion (USD 517 million), while downstream and other capex totaled RUR 4.4 billion (USD 149 million) for the first nine months of 2001.

Other net investments, primarily purchases of marketable securities and the purchase of additional shares in subsidiaries, amounted to RUR 12.8 billion (USD 435 million) during the third quarter of 2001, and RUR 44.7 billion (USD 1,521 million) during the first nine months of the year.

YUKOS distributed RUR 8.7 billion (USD 295 million) in dividend payments during the first nine months of 2001, including RUR 5.7 billion (USD 196 million) paid out during the third quarter of 2001.

Currency translation. All amounts in the YUKOS consolidated financial statements are expressed in constant Russian Rubles at September 30, 2001 purchasing power. Except as indicated, amounts in this press release are also expressed in constant Russian Rubles at September 30, 2001 purchasing power. For convenience, we also provide in this press release amounts expressed in US Dollars obtained by converting the corresponding Russian Ruble amounts at a rate of 29.39 Rubles to one US Dollar, the official exchange rate as of September 30, 2001, except as indicated. Results obtained by using this conversion methodology may be substantially different than the result which would be obtained were the Company to employ US Dollars as its reporting currency. Additionally, differences between the rate of inflation of the Russian Ruble and its devaluation with respect to the US Dollar create differences between the result obtained by converting restated amounts using the official exchange rate as of September 30, 2001 and that obtained by converting September 30, 2001 balances as originally reported using the official exchange rate as of September 30, 2001. Such conversion of Russian Rubles into US Dollars should not be construed as a representation that such Russian Ruble amounts have been, could be, or will in the future be converted into US Dollars or any other hard currency at the exchange rate shown or at any other exchange rate.

Forward-looking statements. Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of YUKOS. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict with certainty. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We do not intend to update these statements to make them conform with actual results.

Information about YUKOS can be found on the YUKOS website at www.yukos.com.

For further inquiries contact:

Alexandre Gladyshev, Head of Investor Relations

tel.: +7 095 208 21 61 e-mail: investors@yukos.ru

Operating Data

	3Q, 2001	9M, 2001
Oil production (million tons)	15.0	42.7
Oil production (million barrels)	110	312
Refinery throughput (million tons)	7.4	21.5
Refinery throughput (million barrels)	54	157.2
Light products yield (%)	58.0%	58.7%
Total crude oil and oil product sales (million tons)	15.4	43.4
Total crude oil and oil product sales (million barrels)	113	319

Condensed Consolidated Balance Sheets
(In millions of constant new Russian Rubles at September 30, 2001 purchasing power)

	September 30, 2001	December 31, 2000
Current assets	197,145	168,502
Total assets	341,985	298,730
Current liabilities	44,554	63,126
Total liabilities	93,026	131,190
Minority interest	14,151	15,709
Total shareholders' equity	234,808	151,831

Condensed Consolidated Statement of Operations
(In millions of constant new Russian Rubles at September 30, 2001 purchasing power, except as indicated)

	3Q, 2001	9M, 2001
Sales and other operating revenues	77,618	228,265
Distribution charges, export duties, excise taxes	(19,921)	(58,043)
Non-operating income	3,080	6,173
Net revenues	60,777	176,395
Costs and other deductions	(26,568)	(79,830)
Total monetary loss effects	237	(5,952)
Total income tax benefit	12,465	410
Minority interest	(1,313)	(1,055)
Net income	45,598	89,968
Weighted average number of ordinary shares outstanding (millions of shares)	2,126	2,116
Basic and diluted net income per ordinary share (RUR per share)	21.45	42.52

Condensed Consolidated Statement of Cash Flows
(In millions of constant new Russian Rubles at September 30, 2001 purchasing power)

	3Q, 2001	9M, 2001
Net income	45 598	89 968
Adjustments to reconcile net income to net cash provided by operating activities	(12 009)	5 288
Changes in operational working capital	(6 342)	(17 478)
Net cash from operating activities	27 247	77 778

Net cash used for investment activities	(19 375)	(64 280)
Net cash used for financing activities	(12 528)	(17 234)
Net effect of foreign exchange and inflation accounting on cash balances	(1 543)	(5 899)
Net change in cash and cash equivalents	(6 199)	(9 635)

A Statement from YUKOS

Moscow, February 13, 2002 – The unsubstantiated decision by the management of the Russian Federal Property Fund (RFFI) to cancel the auction for the sale of the state's interest in the Eastern Oil Company (VNK) has once again proven that a number of the RFFI's high-ranking officials are not prepared to work honestly and openly in the interests of society.

Behind the continuously repeated allegations of "asset stripping" from Tomskneft are actually rusty tanks, decrepit living facilities, and 30-year-old machinery, which are being replaced by modern equipment. Complying with international standards, YUKOS is equipping its enterprises using the most advanced expertise available.

Restructuring of VNK's assets was necessary and unavoidable because of the desperate condition of the company, which was brought to the verge of bankruptcy by its former management. As a result of YUKOS' efforts, VNK's subsidiaries have joined YUKOS on its way towards becoming the leader of the Russian oil industry, working successfully for the benefit of their shareholders, employees, and the entire country.

In the RFFI case, what we have witnessed is certain government officials, claiming to be acting in the interests of the state, transformed into a tool in a dirty campaign to discredit YUKOS undertaken by its competitors.

This has resulted in damages not only to the fair bidders, but also to the overall attractiveness of Russia to investors. Damage was also caused to the policies pursued by the country's government.

All of this demonstrates either a lack of professional competence on the part of certain officials, or actions which should be judged in court.

YUKOS retains the right to prevent damages to the business reputation and fair name of the Company, using all means available to it by law.

YUKOS elects not to participate in privatization of Hellenic Petroleum

Moscow, February 12, 2002 – Having conducted a comprehensive study of the Hellenic Petroleum Company and its operational activities, YUKOS has notified the Government of Greece of its intention not to participate in the company's privatization.

"In the course of developing next year's investment strategy, we made a thorough study of the investment opportunities in the international markets", YUKOS RM President Nikolay Bychkov said in a statement. "However, after the Company's strategic priorities turned to Central Europe, YUKOS management decided to focus on studying the investment climate in that region."

"Having evaluated the potential of Hellenic Petroleum", emphasized YUKOS Vice-President Oleg Sheiko, "YUKOS decided to make investments in line with its financial and operational strategy aimed at acquiring refining and marketing assets in regions showing better prospects for the Company".

Joint Venture by YUKOS and MOL starts production at 20-million-ton Zapadno-Malobaykskoye oil field

Budapest, February 12, 2002 - MOL Plc. and OAO NK YUKOS, the largest fully privatized company in Russia, signed an agreement in Budapest today for joint development and production at the Zapadno-Malobalykskoye oil field in Russia.

In accordance with the agreement, the project will be carried out by a joint venture company (JV) owned 50:50 by MOL and YUKOS, and incorporated in Russia. The JV will be directed and supervised by a Board of Directors, while JV executives and staff will be appointed by the partners jointly in accordance with an agreed-upon sharing of responsibilities. A consideration of USD 100 million will be paid by MOL to YUKOS on the effective date with respect to the transaction.

The field, with estimated proven recoverable reserves of at least 20 million tons (145 million barrels) of crude oil and further probable reserves, is located in the Khanty-Mansi Autonomous Area of Western Siberia. It is in close proximity to pipeline and transportation infrastructure.

Daily production from the field has recently been at a level of about 10,000 bpd. The plateau rate of 55,000 bpd will be reached by 2005. The partners plan to invest about USD 300-350 million for full field development within the framework of the project.

YUKOS and MOL have been contemplating joint operations at the field since 1999. At first, they intended to enter into a production sharing agreement for the development of the field with the Russian government. In mid-2001, however, the partners decided to proceed with development of the Zapadno-Malobalykskoye field under the present License regime, due to the lengthy negotiation process required to obtain a production sharing agreement in Russia.

This extension of the YUKOS/MOL cooperation allows both parties to pool their knowledge of the most sophisticated and up-to-date technologies used for optimizing production at oil fields. The project will allow MOL to double its annual oil production, and will allow it to secure oil supplies through the strengthening of its relationship with YUKOS. For YUKOS, the joint venture with MOL, an international company which is also a major purchaser of YUKOS' oil, will be a pioneer undertaking in Russia.

Contact information:

YUKOS Press Office
Tel: +7 095 785 0855

MOL Press Office
Tel: +36 1 464 1351

Statement by the YUKOS Oil Company

Moscow, February 6, 2002 – Guided by voluntarily adopted internationally recognized business practices, the YUKOS Oil Company has consistently proclaimed that both the interests of YUKOS – a legitimate participant in an auction for the sale of the state's interest in the Eastern Oil Company (VNK) – and the interests of society at large should be taken into consideration in the course of the auction. This is precisely the reason why the Company has repeatedly proposed to the Russian Federal Property Fund (RFFI) that the state's interest in VNK be sold at an open-bid auction in order to avoid any machinations and backstage plotting between potential bidders and dishonest government officials.

However, the RFFI's leadership did not support YUKOS' proposals.

The YUKOS Oil Company and VNK, managed by ZAO YUKOS EP, provided all documents requested by the RFFI relating to the current status of VNK's assets and the assets of its main oil producing subsidiary, Tomskneft. Documents were provided even in those cases when the Company's Russian and international advisors, guided by international practices and Russian legislative norms, firmly advised against doing so.

YUKOS reaffirmed as well to the RFFI that it was prepared to provide the Government of the Russian Federation with a guarantee to satisfy material claims proven in court should such claims be related to transactions with the principal production assets of VNK and Tomskneft during the period when their shares were in YUKOS' possession.

Thus, all necessary information pertaining to the status of VNK's and its subsidiaries' assets which might affect the value of the state's interest being sold at the auction was provided to the RFFI. There are no legal grounds to cancel the auction, which fact was confirmed by several statements made by a leading international law firm, White & Case.

YUKOS proved by its actions that it wished to be a fair participant in a fair auction, one that did not provide any opportunity, either before or during the auction, for participants to enter into arrangements with the government officials responsible for the privatization of the state's interest in VNK in violation of the law and business ethics. The Company built its relations with the RFFI on the basis of the firm conviction that the RFFI, as required by law, has to position itself "above the fray" between the parties competing for the right to acquire the state's interest in VNK, thereby protecting the interests of the society at large rather than those of certain large companies.

However, certain actions by the RFFI over the time that has elapsed since the government's

Order regarding the privatization of the state's interest in VNK was issued have led YUKOS to the conclusion that whosever interests are being protected by the RFFI, they are certainly not those of the state.

Certain large companies which had earlier expressed an interest in participating in the auction, while obviously not intending to participate, have been making efforts to have the auction postponed or disrupted with no valid justification. The steps undertaken by the RFFI were not aimed at protecting the interests of the state and the fair bidders; on the contrary, they were targeted directly at supporting such dishonest methods of competition.

As has become known to YUKOS, in a situation where no obstacles exist to prevent the auction from taking place, the above companies – with the collusion of top RFFI officials – are currently using figureheads to attempt to get a court ruling to cancel the auction, without there being any grounds for doing so. Thus, in line with the interests of these unfair competitors and certain corrupt RFFI officials, the government's efforts to establish Russia's reputation as a country with a stable and favorable investment climate may be discredited.

In an effort to prevent obvious harm being caused to the interests of society, the YUKOS Oil Company appeals to the RFFI's leadership to adopt a position that is motivated exclusively by the interests of the state and fair bidders, and to prevent the cancellation or another postponement of the auction.